As filed with the Securities and Exchange Commission on September 26, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NVIDIA CORPORATION
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK
par value $0.001 per share
(Title of Class of Securities)

67066G 10 4
(CUSIP Number of Class of Securities)

Marvin D. Burkett
Chief Financial Officer
NVIDIA CORPORATION
2701 San Tomas Expressway
Santa Clara, California 95050
(408) 486-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
Eric C. Jensen, Esq.
COOLEY GODWARD LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306
Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$65,968,844	$6,070.00

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 20,615,264 shares of Common Stock of NVIDIA Corporation having an aggregate value of $65,968,844 will be exchanged pursuant to this offer. The value of each option to purchase one share of Common Stock of NVIDIA Corporation is $3.20.

**
$92 per $1,000,000 of the aggregate offering amount (or .000092 of the aggregate transaction valuation), pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #8, effective January 16, 2002.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
	Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP NO.  67066G 10 4

SCHEDULE TO

ITEM 1.    SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange under the “Summary of Terms” section is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)
Name and Address. The name of the issuer is NVIDIA Corporation, a Delaware corporation (the “Company”), the address of its principal executive office is 2701 San Tomas Expressway, Santa Clara, California 95050 and the telephone number of its principal executive office is (408) 486-2000. The information set forth in the Offer to Exchange under Section 16 (“Information About NVIDIA”) is incorporated herein by reference.

(b)
Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to exchange options with exercise prices equal to or greater than $27.00 per share currently outstanding under the Company’s 2000 Nonstatutory Equity Incentive Plan and 1998 Equity Incentive Plan for shares of the Company’s Common Stock, upon the terms and subject to the conditions set forth in the Offer to Exchange. Only employees of NVIDIA or one of its subsidiaries as of September 26, 2002 who continue to be employees through the Offer termination date of October 24, 2002, or a later date if the Offer period is extended, are eligible to participate in the Offer. Employees who are currently on medical, maternity, worker’s compensation, military or other statutorily protected leave of absence, or a personal leave of absence, are eligible to participate in the Offer. Employees who receive a notice of termination at any time before the Offer termination date of October 24, 2002, or a later date if the Offer period is extended, are not eligible to participate in this Offer. In addition, the Company’s Chief Executive Officer and Chief Financial Officer and members of our Board of Directors are not eligible to participate in this Offer. The information set forth in the Offer to Exchange under the “Summary of Terms” section, Section 1 (“Eligible Participants; Number of Options; Offer Termination Date”), Section 3 (“Source and Amount of Issued Common Stock to be Issued Upon Exchange of Eligible Options; Terms of Issued Common Stock”) and Section 9 (“Interest of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a)	Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)
Material Terms. The information set forth in the Offer to Exchange under the “Summary of Terms” section, Section 1 (“Eligible Participants; Number of Options; Offer Termination Date”), Section 3 (“Source and Amount of Issued Common Stock to be Issued Upon Exchange of Eligible Options; Terms of Issued Common Stock”), Section 4 (“Procedures for Exchanging Eligible Options”), Section 5 (“Change in Election”), Section 6 (“Acceptance of Options for Exchange and Cancellation and Issuance of Issued Common Stock”), Section 7 (“Conditions of the Offer”), Section 10 (“Accounting Consequences of the Offer; Status of Options Exchanged in the Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”), Section 13 (“Terms of the Offer Specific to Eligible Participants Employed Outside of the United States”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)
Purchases. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.

CUSIP NO.  67066G 10 4

SCHEDULE TO

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)
Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offer to Exchange under Section 2 (“Purpose and Structure of the Offer”) is incorporated herein by reference.

(b)
Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Cancellation and Issuance of Issued Common Stock”) and Section 10 (“Accounting Consequences of the Offer; Status of Options Exchanged in the Offer”) is incorporated herein by reference.

(c)
Plans. At present, the board of directors is composed of seven (7) members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)
Source of Funds. The information set forth in the Offer to Exchange under Section 1 (“Eligible Participants; Number of Options; Offer Termination Date”), Section 3 (“Source and Amount of Issued Common Stock to be Issued Upon Exchange of Eligible Options; Terms of Issued Common Stock”), Section 10 (“Accounting Consequences of the Offer; Status of Options Exchanged in the Offer”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 8.    INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. Not applicable.

(b)
Securities Transactions. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

(a)
Financial Information. Item 8 (“Financial Statements and Supplementary Data”) of NVIDIA Corporation’s Annual Report on Form 10-K for its fiscal year ended January 27, 2002, filed with the Securities and Exchange Commission on May 14, 2002, including all material incorporated by reference therein, is incorporated herein by reference. Item 1 (“Condensed Consolidated Financial Statements (Unaudited)”) of NVIDIA Corporation’s Quarterly Report on Form 10-Q as amended on Form 10-Q/A for its first fiscal quarter

CUSIP NO.  67066G 10 4

SCHEDULE TO

ended April 28, 2002, filed with the Securities and Exchange Commission on July 3, 2002, including all material incorporated by reference therein, is incorporated herein by reference. Item 1 (“Condensed Consolidated Financial Statements (Unaudited)”) of NVIDIA Corporation’s Quarterly Report on Form 10-Q for its second fiscal quarter ended July 28, 2002, filed with the Securities and Exchange Commission on September 10, 2002, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 16 (“Information About NVIDIA”) and Section 18 (“Additional Information”) is incorporated herein by reference.

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

Not applicable.

[Remainder of this page intentionally left blank.]

CUSIP NO.  67066G 10 4

SCHEDULE TO

ITEM 12.    EXHIBITS.

Exhibit Number	Description

99.(a)(1)(A)	Offer to Exchange, dated September 26, 2002.

99.(a)(1)(B)	Form of Electronic Letter of Transmittal.

99.(a)(1)(C)	Form of Summary of Terms.

99.(a)(1)(D)	Form of Election Form.

99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)	Form of Electronic Confirmation of Participation in the Offer to Exchange.

99.(a)(1)(H)	Form of Electronic Confirmation of Receipt of Forms.

99.(a)(1)(I)	Form of Electronic Reminder to Employees.

99.(a)(1)(J)	Form of Option Exchange Calculation Spreadsheet.

99.(a)(1)(K)	Employee Presentation Materials.

99.(a)(1)(L)	Supplemental Employee Presentation Materials.

99.(a)(1)(M)	NVIDIA Corporation’s Annual Report on Form 10-K, for its fiscal year ended January 27, 2002, filed with the Securities and Exchange Commission on May 14, 2002, and incorporated herein by reference.

99.(a)(1)(N)
NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its first fiscal quarter ended April 28, 2002, filed with the Securities and Exchange Commission on June 10, 2002, as amended on Form 10-Q/A filed with the Securities and Exchange Commission on July 3, 2002, and incorporated herein by reference.

99.(a)(1)(O)
NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its second fiscal quarter ended July 28, 2002, filed with the Securities and Exchange Commission on September 10, 2002, and incorporated herein by reference.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)
NVIDIA Corporation’s 2000 Nonstatutory Equity Incentive Plan, as amended, (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-100010), filed with the Securities and Exchange Commission on September 23, 2002).

99.(d)(2)
NVIDIA Corporation’s 1998 Equity Incentive Plan, as amended (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-51520), filed with the Securities and Exchange Commission on December 8, 2000).

99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

CUSIP NO.  67066G 10 4

SCHEDULE TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2002

NVIDIA CORPORATION

By:	/s/ MARVIN D. BURKETT
Marvin D. Burkett Chief Financial Officer

CUSIP NO.  67066G 10 4

SCHEDULE TO

INDEX OF EXHIBITS

Exhibit Number	Description

99.(a)(1)(A)	Offer to Exchange, dated September 26, 2002.

99.(a)(1)(B)	Form of Electronic Letter of Transmittal.

99.(a)(1)(C)	Form of Summary of Terms.

99.(a)(1)(D)	Form of Election Form.

99.(a)(1)(E)	Form of Notice of Change in Election from Accept to Reject.

99.(a)(1)(F)	Form of Notice of Change in Election from Reject to Accept.

99.(a)(1)(G)	Form of Electronic Confirmation of Participation in the Offer to Exchange.

99.(a)(1)(H)	Form of Electronic Confirmation of Receipt of Forms.

99.(a)(1)(I)	Form of Electronic Reminder to Employees.

99.(a)(1)(J)	Form of Option Exchange Calculation Spreadsheet.

99.(a)(1)(K)	Employee Presentation Materials.

99.(a)(1)(L)	Supplemental Employee Presentation Materials.

99.(a)(1)(M)	NVIDIA Corporation’s Annual Report on Form 10-K, for its fiscal year ended January 27, 2002, filed with the Securities and Exchange Commission on May 14, 2002, and incorporated herein by reference.

99.(a)(1)(N)
NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its first fiscal quarter ended April 28, 2002, filed with the Securities and Exchange Commission on June 10, 2002, as amended on Form 10-Q/A filed with the Securities and Exchange Commission on July 3, 2002, and incorporated herein by reference.

99.(a)(1)(O)
NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its second fiscal quarter ended July 28, 2002, filed with the Securities and Exchange Commission on September 10, 2002, and incorporated herein by reference.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)
NVIDIA Corporation’s 2000 Nonstatutory Equity Incentive Plan, as amended, (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-100010), filed with the Securities and Exchange Commission on September 23, 2002).

99.(d)(2)
NVIDIA Corporation’s 1998 Equity Incentive Plan, as amended (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-51520), filed with the Securities and Exchange Commission on December 8, 2000).

99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.